Exhibit 99.1

November 29, 2006

Chairman’s Address for ChemGenex Pharmaceuticals Limited Annual General Meeting

Delivered by Mr Brett Heading, Chairman

Guests, shareholders and friends of the company, welcome to the 2006 Annual General Meeting of ChemGenex Pharmaceuticals.

I said to you last year that “our company is on the cusp of serious success”, and I am delighted to stand here today to share with you an outstanding year of achievement that has positioned ChemGenex well to complete registration-directed trials of its lead agent and to realize the potential that the management team have patiently built over the past four years.

As our CEO, Professor Collier will explain in his presentation, the past year has seen the achievement of some major milestones including:

•	The granting of Fast Track status and Orphan Drug status by the FDA for Ceflatonin in CML patients with the T315I mutation;
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The launch of a registration-directed phase 2/3 study of Ceflatonin, and the expansion of the Quinamed phase 2 study to include Prostate, Breast and Ovarian Cancers. We are delighted that Dr Ian Nisbet has joined us as Vice-President of Oncology to support our clinical development team internationally;

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The completion of a A$15 million financing round which was supported by ABN-Amro Morgans. Obviously to have the support of a leading broking house is very beneficial in terms of the company’s profile and market understanding, and that support is much appreciated.

As I look back on the past four years since the appointment of a new management team and Board and the rebirth of the company there are many things we can be proud of. Over the past four years we have seen the company grow from a $25 million dollar company based in Melbourne to a NASDAQ-listed $100 million dollar international company that is on the brink of filing its lead compound with the FDA – the definitive statement of success for any therapeutic biotech company. I am very proud of the achievements we have made, and particularly appreciative of the efforts of Professor Greg Collier, Managing Director and CEO and his management team who have performed great feats from a limited capital base.

I am delighted to be able to share with you the news that Dr Denis Wade has agreed to join the Board of Directors of the company. Dr Wade will be well known to those of you familiar with the biotech and pharmaceutical industries as one of Australia’s leading clinical pharmacologists. Through his extensive experience with Johnson & Johnson and other companies, Dr Wade has successfully developed and commercialised therapeutics and grown early stage companies. I am sure you will join me in welcoming Dr Wade to the company and we look forward to benefiting from his substantial experience.

To ChemGenex shareholders, I say congratulations. Your patience has been appreciated, and I believe that the successes of our company are finally being recognized – both here in Australia and around the world. I am proud to have contributed to the successes of the past four years, and look forward for what promises to be an exciting year ahead.

I now call on Professor Collier to share with you an overview of the company and the progress anticipated over the next twelve months.